Valeant Pharmaceuticals International, Inc.
700 Route 202/206 North, Bridgewater, NJ 08807
Tel: 908.927-1400, Fax: 908.927.1401
www.valeant.com
October 1, 2013

VIA EDGAR AND HAND DELIVERY

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Valeant Pharmaceuticals International, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 7, 2013

File Number: 001-14956

Dear Mr. Rosenberg:

Valeant Pharmaceuticals International, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated September 18, 2013.  For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print.  References to “we”, “our”, “Valeant” or the “Company” in this response are to Valeant Pharmaceuticals International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements
Note 21:  Income Taxes, page F-72

1.
The amounts of the benefits reflected in your rate reconciliation table presented on page F-73 for foreign tax rate differences for 2012 and 2011 exceed, and in the case of 2011 greatly exceed, your foreign pretax income or loss for those years.  Please provide us proposed revised disclosure to be included in future periodic reports that explains why your foreign tax benefits resulting for rate differentials exceed your foreign pretax operating results.

Jim B. Rosenberg
October 1, 2013

Response:

The Company respectfully submits that, as shown in the effective tax rate reconciliation included in the Annual Report, and further explained in the Risk Factors on page 13, the factors contributing the greatest impact on our foreign rate differential relate to the changes in the mix of activities and income (and loss) earned (generated) among the different jurisdictions in which we operate and our resulting tax expense (or benefit) on such income in those jurisdictions.  As a Canadian company, our foreign rate differential is comprised of the tax rate differential on income (or loss) generated in jurisdictions which have both a lower (e.g., Ireland and Bermuda,) as well as a higher tax rate (e.g., United States) than the statutory tax rate in Canada.  As noted on page 35 in our MD&A from 2012, we incurred significant expenses in the U.S., including but not limited to IPR&D charges, amortization of intangibles, and interest expense.  This generated a tax benefit in excess of that which would arise using the Canadian statutory tax rate.  In addition, income was earned in certain jurisdictions with lower statutory tax rates than that of Canada.  Thus, foreign (i.e., non-Canadian) losses reduced, and in the case of 2012, exceeded foreign income.  However, we recognized a tax benefit in each of these jurisdictions which, when added together, exceeded the net amount of total foreign pre-tax income itself.

To help ensure that the Company is clearly communicating this impact of the mix of net foreign income and the resulting statutory rate differential on its 2013 effective tax rate, the Company proposes to modify the discussion in the Income Taxes section of the MD&A to add the following underlined language.  Such language will be included in the Company’s 2013 Annual Report on Form 10-K (for future comparatives, the actual disclosures will be revised appropriately to reflect the actual results in those subsequent periods):

In 2012, our effective tax rate was impacted by (i) income earned in jurisdictions with a lower statutory rate than in Canada; (ii) losses in a jurisdiction with a higher statutory tax rate than in Canada, (iii) the release of valuation allowance against a portion of the deferred tax assets in respect of our Canadian tax attributes recognized to the extent of deferred tax liabilities from acquisition; (iv) the increase in liabilities for uncertain tax positions; (v) the increase of taxable foreign income in Canada; (vi) non-deductible stock based compensation and realized foreign exchange gains where a full valuation allowance is recorded against tax loss carryforwards, and (vii) non-deductible transaction costs incurred in connection with the Medicis acquisition. Our consolidated foreign rate differential reflects the net total of the tax cost or benefit of income earned or losses incurred in jurisdictions outside of Canada as compared to the net total of the tax cost or benefit of

Jim B. Rosenberg
October 1, 2013

such income (on a jurisdictional basis) at the Canadian statutory rate.  Tax costs below the Canadian statutory rate generate a beneficial foreign rate differential as do tax benefits generated in jurisdictions where the statutory tax rate exceeds the Canadian statutory tax rate.  It is not expected that the net total of the foreign rate differentials generated in each jurisdiction in which we operate will bear a direct relationship to the net total amount of foreign income (or loss) earned outside Canada.

Note 26:  Segment Information, page F-84

2.	Please provide us proposed disclosure to be included in future periodic reports that provides your revenue by each separate product or group of similar products as required by ASC 280-10-50-40.

Response:

In accordance with ASC 280-10-50-39 and ASC 280-10-50-40, the Company proposes to include the following table within the Segment Information footnote in annual filings, beginning with the 2013 Annual Report on Form 10-K.  Please note that as a result of the Company’s acquisition of Medicis Pharmaceutical Corporation (“Medicis”) in December 2012 and the Company’s acquisition of Bausch & Lomb Holdings Incorporated (“Bausch & Lomb”) in August 2013, the Company’s business has changed significantly.  The groupings presented in the table below are based on the new product landscape that resulted from these acquisitions.  The projected break-out of product sales for 2013, as if the Bausch & Lomb acquisition had occurred as of the beginning of 2013, is as follows: Pharmaceuticals – 41%; Devices – 21%; Over-the-Counter (“OTC”) – 20%; and Branded and Other Generics – 18%.

	2013	2012	2011

Pharmaceuticals	$ XXXX	$ XXXX	$ XXXX

Devices	XXXX	XXXX	XXXX

OTC	XXXX	XXXX	XXXX

Branded and Other Generics	XXXX	XXXX	XXXX

Alliance and Royalty, Service and Other	XXXX	XXXX	XXXX

	$ XXXX	$ XXXX	$ XXXX

Jim B. Rosenberg
October 1, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Consolidated Financial Statements
Note 2:  Significant Accounting Policies

Revenue Recognition, page 6

3.
You disclose that you changed the revenue recognition procedure for several brands acquired in your business combination with Medicis to now recognize this revenue upon shipment to your distributor instead of when this distributor ships products to physicians.  Please provide us your analysis supporting this change in revenue recognition.  In your response, please tell us why management of Medicis delayed recognition and what has changed, including what additional information you have, to permit you to recognize revenue for these products earlier than under Medicis’ policy.

Response:

Background
As part of the acquisition of Medicis in December 2012, the Company assumed the distribution agreement between Medicis and McKesson, a pharmaceutical distributor in the United States, whereby Medicis appointed McKesson as distributor of its aesthetics products, which included Dysport®, Restylane®, and Perlane® products.

Q4 2012 Analysis
SAB Topic 13, Revenue Recognition, states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred or services have been rendered;
•	The seller's price to the buyer is fixed or determinable; and
•	Collectibility is reasonably assured.

Prior to the acquisition, Medicis recognized revenue relating to the sales of the aesthetics products to McKesson on a sell-through basis (revenue was recognized when the products were ultimately sold by McKesson to the end customers) as it was concluded that the price was not fixed or determinable upon delivery of the products to McKesson.  This accounting treatment was driven by the following:

Jim B. Rosenberg
October 1, 2013

•
Medicis had established a historical practice of making changes to its consumer rebate and loyalty programs to match with the programs implemented by its competitors.   Given the programs to be implemented by its competitors were not within the control of Medicis, Medicis determined that it did not have the ability to reasonably estimate the effect of future changes to its rebate and loyalty programs;

•
Based on the practices noted in the first bullet above, Medicis had an implicit performance obligation to participate in promotional and marketing activities relating to downstream sales by McKesson.  Because of the competitiveness of the aesthetics market, it was concluded that these promotional and marketing activities were substantive performance obligations; and

•
Due to the pricing pressure in the aesthetics market, Medicis management concluded that they could not reasonably estimate the amount of consumer rebates or discounts to be given on the downstream sales at the time the products were delivered to McKesson.

As part of our accounting for the acquisition of Medicis in Q4 2012, the Company reviewed the accounting policy for the sales of aesthetics products to McKesson and concluded, consistent with Medicis’ previous position, that revenue recognition on a sell-through basis was appropriate on the basis that the price was not considered fixed or determinable at the time when the products were delivered to McKesson, based on the factors described above.  This conclusion was supported by the fact that the Company had adopted Medicis’ historical practices in respect of sales and promotional activities in connection with the downstream sales by McKesson, specifically:

•	The Company had continued Medicis’ historical practice of making changes to its consumer rebate and loyalty programs to match with the programs implemented by its competitors;
•	The Company had carried out promotional and marketing activities relating to downstream sales by McKesson, including the promotion of consumer rebate programs at the physicians’ offices; and
•	The Company had continued Medicis’ existing practice with respect to consumer rebates or discounts on downstream sales by McKesson to help promote its products.

This was reflected in the Company’s preliminary forecasts, which included a budget for promotional activities through consumer rebate programs.

Jim B. Rosenberg
October 1, 2013

As the price would not be fixed or determinable until McKesson ultimately sold the products to its customers, the Company concluded that revenue should be recognized on a sell-through basis for purposes of the Q4 2012 financial statements.  On that basis, in Q4 2012, revenue for aesthetics products was approximately $17 million, representing 1.7% and 0.5%, respectively, of the Company’s total Q4 2012 and full year 2012 revenue.  Pre-tax income on the sales of aesthetics products in Q4 2012 was approximately $1.9 million, representing 0.7% and 0.5%, respectively, of the Company’s total Q4 2012 and full year 2012 pre-tax loss.

Change in Business Practices – Q1 2013
In early February 2013, the Company completed the integration of the Medicis sales force into its pre-existing sales force. As part of the integration efforts, the Company combined its sales force for aesthetics products with that of Medicis and re-selected senior management to lead the aesthetics business. On January 31, 2013, the Company also entered into a new distribution arrangement with McKesson which covers both Medicis and legacy Valeant aesthetics products.  In addition, a detailed review of the sales and promotional strategies adopted by Medicis historically and the promotional programs proposed in the preliminary forecasts was conducted.  Specifically, in the business integration update meeting which took place in February 2013 (attended by senior management of the Company (including the CEO and CFO), the Company’s board of directors, and Medicis’ management), it was decided that Medicis’ historical practices in respect of consumer rebate programs and pricing strategy would not be continued.  There are no plans to implement any consumer rebate programs or offer consumer discounts in the near future.

Instead of relying on consumer rebate programs to promote its products, the Company began in Q1 2013 focusing its efforts in establishing and maintaining contact with the end consumers through seminars, conventions, and demonstrations with the objective to ensure the end consumers understand the uniqueness of its products and how the Company’s products differentiate from the competition.  These new sales and promotional strategies, which purposely did not include the use of consumer rebate programs to promote the aesthetics products, were presented during the sales force orientation in Q1 2013.  In addition, the Company decided that it would discontinue Medicis’ historical practice of matching with its competitors’ promotional programs as well as pricing its aesthetics products following the in-market prices of similar products.  Consistent with this decision, the Company unilaterally increased prices for its Restylane® & Perlane® products in March 2013.

To date, the Company has not received any requests from McKesson for the continuation of the consumer rebate programs or any negative feedback from the market due to the lack of consumer rebate programs or discounts.  Further, there has

Jim B. Rosenberg
October 1, 2013

been no instance where the Company provided concessions to McKesson (including accepting returns from McKesson beyond the contractual requirement to accept defective products), nor does the Company have the intention to do so, due to this change in business practices.  There is no general right of returns under the agreement with McKesson.

Based on the foregoing, we concluded that price would be fixed or determinable at the time when the products are delivered to McKesson under the new business model.  Accordingly, we determined that revenue should no longer be recognized on a sell-through basis; rather, it should be recognized on a sell-to basis commencing Q1 2013 (i.e. at the time when the aesthetics products are delivered to McKesson, provided the other revenue recognition criteria outlined in SAB Topic 13, Revenue Recognition, are met).  As such, at the time when revenue is recognized on the sales of aesthetics products to McKesson, an accrual for returns and rebates or discounts, if any, should be recorded and such an amount should be recognized as a reduction to revenue.

As part of our normal practice, the Company documented the revenue recognition issue described above in an accounting position paper which was presented to and reviewed by the Company’s Audit and Risk Committee of the board of directors.

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
October 1, 2013

Thank you for your consideration of our response.  Should you have any questions, please call the undersigned at (908) 927-1901.

Very truly yours,

/s/ Howard B. Schiller
Howard B. Schiller
Executive Vice President and
Chief Financial Officer

cc:	Ibolya Ignat, Staff Accountant
Mark Brunhofer, Senior Staff Accountant